

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

October 25, 2010

Via facsimile to ((310) 789-1459) and U.S. Mail

Dale E. Short, Esq.
TroyGould PC
1801 Century Park East
16th Floor
Los Angeles, CA 90067

> **Re: Prospect Medical Holdings, Inc.**
> **Preliminary Schedule 14A**
> **Filed September 30, 2010**
> **File No. 001-32203**
>
> **Schedule 13E-3**
> **Filed September 30, 2010**
> **File No. 005-81215**

Dear Mr. Short:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please advise us as to what consideration was given as to whether Leonard Green & Partners, L.P. should be named as a filing person. Please tell us why you believe this entity is not an affiliate engaged, directly or indirectly, in the going private transaction. For guidance, refer to Question 101.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please

revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for Leonard Green, if added in response to the preceding comment. For example, include a statement as to whether Leonard Green believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which it relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In addition, be sure that each filing person signs the Schedule 13E-3.

Preliminary Schedule 14A

<u>Special Factors</u>

<u>Background of the Merger, page 20</u>

3. Refer to the first paragraph of page 30. Please revise your disclosure to describe the special committee's views with respect to the majority of the minority condition at this stage of the negotiations. Also, revise the disclosure in the last paragraph of page 30 (partially appearing on page 31) to disclose why the majority of the minority provision was unacceptable to Leonard Green.

4. Tell us, with a view toward revised disclosure, whether UBS made any presentations to the special committee or board of directors at any time prior to issuing its opinion on August 14, 2010.

5. Please explain the significance of the LGP Funds' obligations being several and not joint (page 31).

<u>Recommendation of the Special Committee, page 34</u>

6. Please quantify the costs referenced in the second bullet point on page 35.

7. We note that the board "adopted" the special committee's analysis and determination regarding the fairness of the transaction (page 40) which analysis included the presentation and analyses conducted by UBS. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted UBS's analysis as its own.

8. We note the disclosure in the third bullet point under the "potentially negative factors" on page 38 and, generally, the disclosure elsewhere relating to the stockholder voting agreement and the stated voting intention of your remaining affiliated shareholders. Please explain how the special committee was able to

reach a procedural fairness determination without there being a majority of the minority vote requirement and given that approval of the merger agreement by shareholders is essentially approved.

Position of the Rollover Investors, page 42

9. We note your disclosure in the last paragraph on page 47. Please revise to explain why the Rollover Investors did not use a number of methods to establish a going concern value, similar to the analyses conducted by UBS.

Position of the LGP Related Parties, page 49

10. Please revise your disclosure on page 52 to explain why the absence of an unaffiliated representative and a majority of the minority approval requirement "did not diminish the fairness of the process" undertaken by the company's board of directors and its special committee. Also, explain why the liquidation value and the net book value are not relevant to the fairness determination. Finally, explain why the LGP Related Parties did not establish and did not consider a going concern value for the company.

Opinion of the Special Committee's Financial Advisor, page 53

11. Given the time that has elapsed since UBS issued its opinion in August 2010, please tell us, with a view toward revised disclosure, whether the company considered obtaining an update of the opinion.

12. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the equity values, enterprise values, sales and EBITDA information for each comparable company that is the basis for the multiples disclosed on page 56 with respect to the Selected Companies Analysis, (ii) the transaction data from each transaction that resulted in the multiples disclosed on page 57 with respect to the Selected Transaction Analysis, and (iii) the company's projected results that were used in conducting the Discounted Cash Flows Analysis. Also, with respect to the Discounted Cash Flows Analysis, revise your disclosure to show how UBS arrived at the range of present values from the projected financial data. Finally, include also a description of how each analysis' results compare with the per share consideration offered to the company's security holders.

13. Refer to the Discounted Cash Flow Analysis. Please explain how UBS determined that discount rates of 12%-14% and EBITDA terminal value multiples of 5.0x-6.0x were the most appropriate indicators of value.

14.	We note your disclosure that UBS and its affiliates have, in the past, provided services to the filing persons. Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

15.	We note your disclosure that UBS or its affiliates have in the past provided services to Leonard Green or their affiliates. Please describe in greater detail any material relationship that existed during the past two years and any compensation received or to be received as a result of that relationship between UBS or its affiliates and any of the filing persons listed above.

Management's Projected Financial Information, page 57

16.	Please explain why you disclosed only a summary of the financial projections made available to Leonard Green.

17.	We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Payment Relating to the Merger, page 64

18.	Please disclose the purpose or reason of the $1.2 million cash bonus granted to Mr. Lee.

19.	Refer to the second and third bullet point in this section. Please revise your disclosure to state whether the acceleration of unvested options and the removal of restrictions on unvested restricted stock will occur as a result of the effectiveness of their pre-existing terms or as a result of decisions made by board of directors in connection with the current transaction.

Arrangements with the Rollover Investors, page 65

20.	Please describe the timing, terms and parameters being considered in connection with the right given to Mr. Lee and Mr. Topper to offer 529,530 shares of Ivy Holdings to company employees.

Financial Information, page 104

21.	We note that you have incorporated by reference the financial statements for the year ended September 30, 2009 and for the quarters ended December 31, 2009, March 31, 2010 and June 30, 2010. Please revise your disclosure to include the summary required by Item 1010(c) of Regulation M-A. Refer to Instruction 1 to Item 13 of Schedule 13E-3 for additional guidance.

<u>Where You Can Find More Information, page 108</u>

22.   Refer to the fourth bullet point on page 108. Note that Schedule 14A does not specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions